UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

F45 Training Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.00005 per share

(Title and Class of Securities)

30322L101

(CUSIP Number)

Anthony Pasqua

Kennedy Lewis Management LP

111 W 33rd Street, Suite 1910

New York, NY 10120

(212) 782-3480

Daniel I. Fisher

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2022

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 14,061,993
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,061,993
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,061,993
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.8%
(14)	Type of Reporting Person (See Instructions): PN, IA

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: KLM GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 14,061,993
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,061,993
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,061,993
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.8%
(14)	Type of Reporting Person (See Instructions): OO, HC

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Investment Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 14,061,993
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,061,993
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,061,993
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.8%
(14)	Type of Reporting Person (See Instructions): OO, HC

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Investment Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,109,759
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,109,759
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,109,759
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.2%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Investment Holdings II LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 11,952,234
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 11,952,234
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,952,234
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.6%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,109,759
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,109,759
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,109,759
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.2%
(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,109,759
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,109,759
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,109,759
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.2%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund II LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 9,728,141
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 9,728,141
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,728,141
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 10.2%
(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis GP II LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 9,728,141
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 9,728,141
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,728,141
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 10.2%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund III LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,224,093
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,224,093
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,224,093
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.3%
(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis GP III LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,224,093
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,224,093
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,224,093
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.3%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Darren Richman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 14,061,993
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,061,993
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,061,993
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.8%
(14)	Type of Reporting Person (See Instructions): IN, HC

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: David Chene
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 14,061,993
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,061,993
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,061,993
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.8%
(14)	Type of Reporting Person (See Instructions): IN, HC

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.00005 per share (the “Common Stock”) of F45 Training Holdings Inc. (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 3601 South Congress Avenue, Building E, Austin, Texas 78704.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

The Reporting Persons (as defined below) previously reported their beneficial ownership of the Issuer’s Common Stock on Schedule 13G pursuant to the provisions of Rule 13d-1(d).

ITEM 2.	IDENTITY AND BACKGROUND

(a) The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.	Kennedy Lewis Management LP (the “Adviser”)

2.	KLM GP LLC (“KLM”)

3.	Kennedy Lewis Investment Management LLC (“Kennedy Lewis Investment Management”)

4.	Kennedy Lewis Investment Holdings LLC (“Holdings I”)

5.	Kennedy Lewis Investment Holdings II LLC (“Holdings II”)

6.	Kennedy Lewis Capital Partners Master Fund LP (“Master Fund I”)

7.	Kennedy Lewis GP LLC (“Fund I GP”)

8.	Kennedy Lewis Capital Partners Master Fund II LP (“Master Fund II”)

9.	Kennedy Lewis GP II LLC (“Fund II GP”)

10.	Kennedy Lewis Capital Partners Master Fund III LP (“Master Fund III”)

11.	Kennedy Lewis GP III LLC (“Fund III GP”)

12.	Darren Richman

13.	David Chene

(b) The business address or address of its principal office, as applicable, of the Reporting Persons is:

111 West 33rd St., Suite 1910

New York, NY 10120

(c) The Adviser acts as investment adviser to Master Fund I, Master Fund II and Master Fund III (collectively, the “Funds”). KLM is the general partner of the Adviser. Kennedy Lewis Investment Management is the owner and control person of KLM. David Chene and Darren Richman are the managing members and control persons of Kennedy Lewis Investment Management. The Funds are primarily in the business of investing. Fund I GP is the general partner of Master Fund I. Holdings I is the managing member of Fund I GP. David Chene and Darren Richman are the managing members of Holdings I. Fund II GP is the general partner of Master Fund II. Holdings II is the managing member of Fund II GP. David Chene and Darren Richman are the managing members of Holdings II. Fund III GP is the general partner of Master Fund III. Holdings II is the managing member of Fund III GP. David Chene and Darren Richman are the managing members of Holdings II.

(d) and (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	The Adviser - Delaware

2.	KLM - Delaware

3.	Kennedy Lewis Investment Management - Delaware

4.	Holdings I - Delaware

5.	Holdings II - Delaware

6.	Master Fund I - Cayman Islands

7.	Fund I GP - Delaware

8.	Master Fund II - Cayman Islands

9.	Fund II GP - Delaware

10.	Master Fund III - Cayman Islands

11.	Fund III GP - Delaware

12.	Darren Richman - United States

13.	David Chene - United States

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 19, 2021, immediately prior to the consummation of the Issuer’s initial public offering of Common Stock, approximately $14.2 million principal amount of the Issuer’s convertible notes (“Convertible Notes”) held directly by Master Fund I automatically converted into 2,109,759 shares of Common Stock and approximately $55.0 million principal amount of Convertible Notes held directly by Master Fund II automatically converted into 8,169,522 shares of Common Stock. The Convertible Notes had been acquired by Master Fund I and Master Fund II with the working capital of the Funds.

In addition, the Reporting Persons used the working capital of Master Fund II and Master Fund III to purchase shares of Common Stock reported herein on behalf of such funds in open market transactions for an aggregate purchase price of $10,899,057.44, excluding commissions.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock reported herein in the belief that the shares represent an attractive investment.

Stockholders’ Agreement

On July 14, 2021, the Adviser entered into the Third Amended and Restated Stockholders’ Agreement (the “Stockholders’ Agreement”) with the Issuer and the other parties thereto. Pursuant to the terms of the Stockholders’ Agreement, for so long as the Adviser, together with its affiliates, continues to beneficially own at least 30% of the shares of Common Stock issued upon conversion of the Convertible Notes (subject to adjustment for stock splits and the like), the Adviser will have the right to designate one nominee for election to the Issuer’s Board of Directors (the “Board”), provided that such individual is independent under the applicable standards of the Securities and Exchange Commission (“SEC”) and the exchange upon which the Common Stock is then listed. Darren Richman was the Adviser’s designee and currently serves on the Issuer’s Board.

Pursuant to the Stockholders’ Agreement, the Adviser and its affiliates have certain registration rights. Pursuant to the Stockholders’ Agreement, at any time beginning 180 days after the closing of the Issuer’s initial public offering, the holders of at least 50% of the Issuer’s registrable securities (as defined in the Stockholders’ Agreement) may request that the Issuer file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) registering at least a majority of the Issuer’s registrable securities, which include securities beneficially owned by the Adviser and its affiliates, then outstanding (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $50,000,000). The Issuer is obligated to effect two demand registrations. Additionally, if the Issuer determines that it would be detrimental to the Issuer and its stockholders to effect such a registration, the Issuer has the right to defer such registration, not more than twice in any 12-month period, for a period of up to 120 days.

In addition, pursuant to the Stockholders’ Agreement, in the event that the Issuer proposes to register any of its securities under the Securities Act, the holders of the Issuer’s registrable securities are entitled to certain piggyback registration rights allowing each such holder to include their shares in such registration statement, subject to certain marketing and other limitations. Following the Issuer’s initial public offering, the Issuer is obligated under the Stockholders’ Agreement to effect a resale shelf registration on Form S-3 under the Securities Act as soon as practicable after the Issuer becomes eligible to register securities on Form S-3. The Issuer is required to use its reasonable best efforts to cause such resale shelf registration statement to be continuously effective and usable until such time as there are no longer any registrable securities. The demand, piggyback, and resale shelf registration rights described expire upon the earlier of (i) five years after the effective date of the registration statement for the Issuer’s initial public offering; (ii) such time as all registrable securities may be sold under Rule 144 of the Securities Act during any 90-day period; and (iii) the effective date of certain liquidation events.

Further, pursuant to the Stockholders Agreement, subject to certain exceptions, each of the stockholders party thereto has agreed with the Issuer that it may not transfer all or a portion of its shares of Common Stock unless (i) there is then in effect a registration statement covering such proposed disposition and such disposition is made in accordance with the registration statement or (ii) (a) subject to certain exceptions, the transferee has agreed to be bound by the Stockholders’ Agreement, (b) the stockholder has notified the Issuer of the proposed transfer, and (c) if reasonably requested by the Issuer has furnished to the Issuer an opinion of counsel that the transfer will not require registration of such shares under the Securities Act.

The foregoing description of the Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders’ Agreement, which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

Joint Venture

On May 16, 2022, the Issuer announced the formation of a joint venture with Club Sports Group LLC (“CSG”), an affiliate of the Adviser, to, among other things, make, hold and monetize certain loans to prospective franchisees of the Issuer who have prior military service, with such loans secured by first priority senior liens on the equity interests of such franchisees and all or substantially all of the assets of such franchisee and its subsidiaries (if applicable). The joint venture will be conducted through FAFC LLC, a newly-formed Delaware limited liability company (“FAFC”).

Also on May 16, 2022, and in connection with establishment of the joint venture, the Issuer entered into a Limited Liability Company Agreement of FAFC (the “LLC Agreement”), between the Issuer and CSG. Pursuant to the LLC Agreement, the joint venture will be managed by its members, with day-to-day operations of the joint venture, subject to certain consent rights of the members, to be managed by CSG or one of its affiliates. The LLC Agreement provides, among other things, each of the Issuer and CSG have an initial 50% equity interest in FAFC.

The foregoing description of the LLC Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the LLC Agreement, which is incorporated by reference as Exhibit 99.3 and is incorporated herein by reference.

Development Agreement

On June 15, 2021, Club Franchise Group LLC (“Club Franchise”), an affiliate of Kennedy Lewis Investment Management, entered into a long-term multi-unit studio development agreement with the Issuer (the “Development Agreement”). Pursuant to the Development Agreement, the Issuer granted to Club Franchise the right to develop, and Club Franchise agreed to develop, at least 300 studios in certain territories in the U.S. over 36 months, with the first 150 studios to be opened within 18 months of the date of the Development Agreement, or December 15, 2022.

Club Franchise is obligated to pay to the Issuer the same general fees as other franchisees of the Issuer in the U.S., and to enter into a franchise agreement in respect of each studio upon approval by the Issuer of the studio site. Club Franchise also agreed to pay to the Issuer a development fee as follows: (i) $1,875,000 upon execution of the Development Agreement (which amount has been paid); (ii) $1,875,000 by June 2022 (which amount has been paid); (iii) $1,975,000 by December 2022; and (iv) $1,975,000 by December 2023. Consistent with other franchise agreements of the Issuer in the United States entered into since July 2019, Club Franchise also will be required to pay to the Issuer a monthly franchise fee based on the greater of a fixed monthly franchise fee of $2,500 per month or 7% of gross monthly studio revenue. Like other franchisees of the Issuer, Club Franchise is also obligated to pay to the Issuer other fees, including fees related to marketing and equipment and merchandise, some of which the Issuer agreed to provide at a discounted rate.

Pursuant to the Development Agreement, the Issuer agreed that Club Franchise will have a right of first offer in its development area for any other existing or future concepts, including FS8, developed or acquired by the Issuer. The Issuer also agreed that Club Franchise will be the Issuer’s preferred partner with respect to new concepts and that the Issuer will in good faith consult with Club Franchise regarding the development of new concepts before they are actively marketed to the general public (which does not include the Issuer’s existing franchisees).

Unless earlier terminated by the Issuer, the Development Agreement will terminate on the date that Club Franchise opens its 300th studio. The Issuer has the right to terminate the Development Agreement if, among other things (i) the Issuer exercises its right to terminate two or more franchise agreements with Club Franchise within a calendar year; (ii) Club Franchise has breached the Development Agreement and fails to cure such breach within 30 days of formal notice of such breach; (iii) Club Franchise becomes insolvent or (iv) Club Franchise fails to comply with its payment obligations under the Development Agreement.

Other Potential Activities

The Reporting Persons intend to have discussions with members of the Issuer’s management and members of the Issuer’s Board in connection with the Reporting Persons’ investment in the Issuer and Mr. Richman’s membership on the Board and may from time to time have further discussions with directors and officers of the Issuer, or discussions with other stockholders or third parties regarding the Issuer’s business operations, strategies, capital structure, including potential financings for the Issuer, assets, liabilities and other matters related to the Issuer. The Reporting Persons, including as a member of the Board, may engage in a number of conversations that may relate to one or more of the items in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board (to the extent public), price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock (the Reporting Persons may seek an exemption from the Board from the restrictions of Delaware General Corporation Law Section 203 prior to any additional acquisitions) and/or other equity, notes, other securities, derivatives or other instruments that are based upon or relate to the value of securities of the Issuer, or any debt of the Issuer or its affiliates, irrespective of whether it is a security (collectively, “Instruments”) in the open market or otherwise; (ii) disposing of any or all of their Instruments in the open market or otherwise; or (iii) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 95,106,594 shares of Common Stock of the Issuer outstanding as of August 17, 2022, as reported in the Issuer’s Post-Effective Amendment No 1 to Form S-1 on Form S-3 filed with the SEC on August 19, 2022.

The Funds delegated to the Adviser voting and investment power over the securities held by the Funds pursuant to an Investment Management Agreement with the Funds. As a result, each of the Adviser, KLM, as the general partner of the Adviser, Kennedy Lewis Investment Management, as the owner of KLM, and Messrs. Richman and Chene, as managing members and control persons of Kennedy Lewis Investment Management, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by the Funds. Each of the Funds may be deemed the beneficial owners of the Common Stock. Fund I GP, as general partner of Master Fund I and Holdings I, as managing member of Fund I GP, may be deemed beneficial owners of the Common Stock held by Master Fund I. Fund II GP, as general partner of Master Fund II and Holdings II, as managing member of Fund II GP, may be deemed beneficial owners of the Common Stock held by Master Fund II. Fund III GP, as general partner of Master Fund III and Holdings II, as managing member of Fund III GP, may be deemed beneficial owners of the Common Stock held by Master Fund III.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons on behalf of the Funds during the past sixty days is set forth in Schedule I hereto and is incorporated herein by reference.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Funds, investment management clients of the Adviser. The investors in the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Funds in accordance with their respective investment percentages in the Funds.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure in Item 4 is incorporated herein by reference.

The Stockholders’ Agreement is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

The LLC Agreement is incorporated by reference as Exhibit 99.3 and is incorporated herein by reference.

Credit Agreement

Master Fund II and Master Fund III are lenders under the Credit Agreement, dated as of October 6, 2020, among GIL SPE, LLC (“GIL”), the Lenders party thereto, and Alter Domus (US) LLC, as Administrative Agent, as amended by Amendment No 1 to the Credit Agreement, dated as of July 19, 2021 (“Amendment No. 1”), and Amendment No. 2 to the Credit Agreement, dated as of March 31, 2022 (collectively, the “Credit Agreement”). The sole member and manager of GIL is the Issuer’s former President and Chief Executive Officer, and current member of the Board, Adam Gilchrist. According to the Form 3 filed by GIL on August 3, 2021, GIL is the beneficial owner of 22,918,486 shares of the Issuer’s Common Stock.

Pursuant to the Credit Agreement, GIL initially borrowed an aggregate principal amount of $60,000,000, and borrowed an additional $20,000,000 pursuant to Amendment No. 1. Further, GIL agreed under the Credit Agreement to an Exit Fee in an amount equal to $60,000,000, which is payable upon the earliest of (x) the maturity date under the Credit Agreement, which is January 19, 2026, (y) the payment in full of the loans under the Credit Agreement and (z) the acceleration of the loans under the Credit Agreement.

Under the Credit Agreement, the loans currently accrue interest at a fixed rate of 14% per annum. Commencing on January 19, 2023, the interest rate is expected to increase to 15% per annum. The interest is paid in kind, and added to the balance of the loans on a quarterly basis.

GIL is subject to a number of negative covenants under the Credit Agreement, including, but not limited to, restrictions on incurrence of debt and liens, investments, dividends and asset sales. Such negative covenants include a restriction on the disposition of any assets of GIL, including shares of Common Stock of the Issuer, except with the substantially concurrent payment in full of the loans under the Credit Agreement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.2	Third Amended and Restated Stockholders’ Agreement, dated July 14, 2021, by and among F45 Training Holdings Inc., Kennedy Lewis Management LP, and the other signatories thereto (incorporated by reference to Exhibit 10.5 to the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 23, 2022).

99.3	Limited Liability Company Agreement of FAFC LLC, dated as of May 16, 2022, by and among Club Sports Group LLC, F45 Training Holdings Inc. and each other person admitted to FAFC LLC as a member thereto from time to time (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 16, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 31, 2022

KENNEDY LEWIS MANAGEMENT LP

By:	KLM GP LLC, its general partner

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KLM GP LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS INVESTMENT MANAGEMENT LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KENNEDY LEWIS INVESTMENT HOLDINGS LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS INVESTMENT HOLDINGS II LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND LP

By:	Kennedy Lewis GP LLC, its general partner
By:	Kennedy Lewis Investment Holdings LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP LLC

By:	Kennedy Lewis Investment Holdings LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND II LP

By:	Kennedy Lewis GP II LLC, its general partner
By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP II LLC

By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND III LP

By:	Kennedy Lewis GP III LLC, its general partner
By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP III LLC

By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

By:	/s/ Darren Richman

By:	/s/ David Chene

Schedule I

TRANSACTIONS IN SHARES OF COMMON STOCK BY THE REPORTING PERSONS

The following table sets forth all transactions in the shares of Common Stock effected by each of the Reporting Persons (on behalf of Funds) in the past sixty days. All such transactions were purchases of shares of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Trade Date	Shares Purchased		Price Per Share ($)
08/18/2022	222,811	(9)	2.1913	(1)
08/18/2022	317,943	(10)	2.1913	(1)
08/19/2022	276,872	(9)	2.1214	(2)
08/19/2022	395,086	(10)	2.1214	(2)
08/22/2022	247,222	(9)	2.1334	(3)
08/22/2022	352,778	(10)	2.1334	(3)
08/23/2022	247,222	(9)	2.4562	(4)
08/23/2022	352,778	(10)	2.4562	(4)
08/24/2022	84,468	(9)	2.3418	(5)
08/24/2022	120,532	(10)	2.3418	(5)
08/25/2022	103,009	(9)	2.6639	(6)
08/25/2022	146,991	(10)	2.6639	(6)
08/26/2022	150,394	(9)	2.6935	(7)
08/26/2022	214,606	(10)	2.6935	(7)
08/29/2022	123,611	(9)	2.5291	(8)
08/29/2022	176,389	(10)	2.5291	(8)

(1)

The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $2.045 to $2.30. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(2)

The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $2.075 to $2.24. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(3)

The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $2.005 to $2.20. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(4)

The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $2.295 to $2.51. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(5)

The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $2.19 to $2.39. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(6)

The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $2.49 to $2.72. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(7)

The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $2.62 to $2.755. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(8)

The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $2.48 to $2.73. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(9)	Transactions by Master Fund II.
(10)	Transactions by Master Fund III.